February 14, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Margaret Schwartz, Attorney Adviser

Re:  Nava Health MD, Inc.

Registration Statement on Form S-1

File No. 333-268022

Acceleration Request

Requested Date: February 14, 2023

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nava Health MD, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-268022) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Eric R. Smith of Venable LLP, counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Christopher E. Conn of Venable LLP at 410-244-7718, or in his absence, Eric R. Smith of Venable LLP at 410-528-2355. Thank you for your assistance.

Very truly yours,

/s/ Bernaldo Dancel
Bernaldo Dancel,
Chief Executive Officer

cc:   Eric R. Smith (Venable LLP)

Rachel M. Jones (Venable LLP)

Christopher E. Conn (Venable LLP)